Exhibit 99.1

Gibson Energy ULC and GEP Midstream Finance Corp. announce Expiration Date Results in connection with Debt Tender Offers and Consent Solicitations

CALGARY/ June 15, 2011 — Gibson Energy ULC and GEP Midstream Finance Corp. (together, the “Issuers”) announced today the final results of their previously announced cash tender offers to purchase any and all of their outstanding 11.75% First Lien Senior Secured Notes due 2014 (the “First Lien Notes”) and 10.00% Senior Notes due 2018 (the “Senior Notes” and, together with the First Lien Notes, the “Notes”). The tender offers expired at midnight, New York City time, on June 13, 2011 (the “Expiration Date”).  As of the Expiration Date, based on the final information provided to the Issuers by Global Bondholder Services Corporation, the tender agent for the tender offers, the Issuers received tenders and consents from holders of $557,880,000, or approximately 99.6%, of their outstanding aggregate principal amount of First Lien Notes and from holders of $200,000,000, or 100% of the outstanding aggregate principal amount of Senior Notes. All Notes validly tendered and not validly withdrawn in the tender offers have been accepted for payment by the Issuers.

Based on the consents received, the Issuers have entered into a supplemental indenture that eliminates substantially all restrictive covenants and certain default provisions in the indenture governing the First Lien Notes and releases all of the collateral from the liens created pursuant to the Collateral Documents (as defined in the indenture governing the First Lien Notes).

Both tender offers were subject to the satisfaction of certain conditions, including completion of an initial public offering of the common shares of Gibson Energy Inc., an affiliate of the Issuers, in each of the provinces and territories of Canada (the “Initial Public Offering”), consummation by Gibson Energy ULC of a new senior secured credit agreement governing a senior secured term loan facility (the “Term Loan Facility”) in an aggregate principal amount of up to $700.0 million and a senior secured revolving credit facility of up to $250.0 million and the receipt by Gibson Energy ULC of aggregate net cash proceeds of at least $904.7 million from the Initial Public Offering and borrowings under the Term Loan Facility.  All of these conditions were satisfied.

The Issuers had retained J.P. Morgan Securities LLC to serve as dealer manager and solicitation agent for the tender offers. The Issuers had retained Global Bondholder Services Corporation to serve as the tender agent and as the information agent for the tender offer.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities offered in the Initial Public Offering in the United States, in any province or territory of Canada or in any other jurisdiction.  The securities to be offered in the Initial Public Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws and may not be offered or sold in the United States absent registration or absent an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. There shall be no sale of the securities in any jurisdiction in which an offer to sell, a solicitation of an offer to buy or a sale would be unlawful.

About Gibson

Gibson is one of the largest independent midstream energy companies in Canada and a major participant in the crude oil transportation business in the United States, and is engaged in the movement, storage, blending, processing, marketing and distribution of crude oil, condensate, natural gas liquids, and refined products.  Gibson transports hydrocarbons by utilizing its integrated network of terminals, pipelines, storage tanks, and truck fleet located throughout western Canada and the United States.  Additionally, Gibson, through its Canwest Propane subsidiary, is the second largest retail propane distribution company in Canada.

For further information, please contact:

Ken Hall

Vice President Investor Relations and Communications

(403) 781-2899

ken.hall@gibsons.com